Ducommun Incorporated

23301 Wilmington Avenue

Carson, California 90745

(310) 513-7200

July 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Justin Dobbie

Re:	Ducommun Incorporated
Registration Statement on Form S-3 (File No. 333-188630)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ducommun Incorporated, a Delaware corporation (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Daylight Time, on July 9, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows.]

Very truly yours,

Ducommun Incorporated

By:	/s/ Joseph P. Bellino
Joseph P. Bellino
Vice President and Chief Financial Officer

cc:	Dhiya El-Saden, Gibson, Dunn & Crutcher LLP